

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2014

Via E-mail
Mr. Hajime Abe
President and Chief Executive Officer
TOA Holdings, Inc.
C/O Toa Shoko, 1-1-36, Nishiawaji
Higashiyodogawa-ku Osaka 533-0031, Japan

> **Re: TOA Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 30, 2014**
> **File No. 333-192388**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We note that you are conducting two offerings pursuant to this registration statement: a primary offering and a secondary (resale) offering. The company will receive proceeds from the primary offering but not from the resale offering. As such, please tell us how investors in these offerings will know whether their funds will benefit the company or the

selling shareholders. In this regard, we note that Mr. Hajime Abe is a selling shareholder and will also sell the shares being offered directly by the company. Please be sure to clearly separate your discussions with respect to the primary offering from the secondary offering, such as the use of proceeds and plan of distribution.

3. We note that your sole officer and director, Mr. Hajime Abe is a selling shareholder, and is selling all of his common stock in this offering. Please provide us with an analysis as to whether he is an underwriter and should be named as such.

4. You state in several places in the document that the offering price for the shares will remain $1.00 per share for the duration of the offering. On page 6 under "Offering price per share," however, you state that, "We and the selling shareholders will sell the shares at a fixed price per share of $1.00 for the duration of this Offering or until such time as they are quoted on the OTC Bulletin Board or and thereafter at prevailing market prices or in privately negotiated transactions." You also state on page 21 that "sales by the Company must be made at the fixed price of $1.00 *until a market develops for the stock*" (emphasis added). Please note the following:

  - You are not eligible to do an "at-the-market" offering with respect to the primary offering of the 4 million shares by the company. See Securities Act Rule 415(a)(4). Please revise to indicate in all places in the document that the offering price for the primary offering will remain at $1.00 for the duration of the offering.

  - If the selling shareholders intend to offer their shares at a price other than $1.00 after your shares are quoted to the OTC Bulletin Board, please make this clear in all places in your document where you refer to the offering price for the resale offering. Include this information on the prospectus cover page.

5. Please provide the disclosure required by Item 511 of Regulation S-K pursuant to Item 13 of Form S-1 and the undertakings required by Item 17 of Form S-1.

6. Please revise your artwork to ensure that all related material disclosure is in English. In addition, we note that the artwork of sandwich panels has a "CHUNBO STEEL" logo. Please tell us whether you have any relationship with this company.

7. You disclose in Note 6 on page F8 that on November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment. You also disclose in Note 3 on page F14 that at December 31, 2013 the company made advances to a related party in the amount of $37,646 to its sole officer and director. Please tell us the nature of these advances and how you intend to comply with Section 13(k) of the Exchange Act.

Prospectus Summary, page 4

The Company, page 4

8.   On page 4, you state that "The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $20,000.00, are being paid for by us." You make similar statements in other places in the document. On page 21, however, you state that "The Company will pay all expenses incidental to the registration of the shares (including registration pursuant to the securities laws of certain states), which we expect to be no more than $10,000." Please revise for consistency.

Our Offering, page 5

9.   In connection with the securities being offered by the Selling Stockholders, you state "40,000,000 shares of common stock, at a fixed price of $1.00 offered by selling stockholders *in a direct offering*" (emphasis added). Please clarify what you mean by a "direct offering" with respect the resale offering.

10.   You state that "If all the Shares in this Offering are sold, our executive officer and director will own approximately 69.4% of the voting power of our outstanding capital stock. However, if only 50% of his shares or 25% of his Shares in this Offering are sold, our executive officer and director will own 72.4% or 74%, respectively." We note that Mr. Abe intends to sell all of his holdings of common stock. In each place where you discuss Mr. Hajime Abe's voting power, please disclose the basis for this voting power. For example, if his voting power comes from his ownership of the Series A preferred stock, please explain this in better detail, including how you calculated the voting power percentage based on the number of shares of preferred stock outstanding and the voting power of each share of preferred stock.

Management's Discussion and Analysis, page 7

11.   Please include a discussion of changes in your financial condition, results of operations for the periods presented, and any off-balance sheet arrangements that exist. Refer to Items 303(A) and (B) of Regulation S-K.

Risk Factors, page 8

12.   Please avoid duplicative risk factors. For example, please combine the following risk factors:

    •   The risk factor on page 9 "Because the Company's headquarters and assets are located outside the United States…" with your risk factor "There is uncertainty as to our ability to enforce civil liberties both in and outside of the United States…"

- The risk factor on page 13 "Our officers and Directors lack experience in and with the reporting…" with your risk factor "Our officers and director have little experience managing a public company…"

Description of Business, page 16

13.   You state that following the closing of the January 18, 2013 share purchase transaction, "Mr. Hajime Abe became and remains the controlling shareholder of FKA Gold Bullion Acquisition, Inc." Please clarify this statement given that Gold Bullion Acquisition, Inc. is no longer in existence. For example, if you are disclosing that Mr. Hajime Abe became and remains the controlling shareholder of TOA Holdings, Inc., f/k/a Gold Bullion Acquisition, Inc., please so state.

14.   Please clarify your role in the joint venture with BJK Global Ltd, including a description of the Supplier Agreement filed as Exhibit 3.7 and the Joint Venture Agreement filed as Exhibit 3.8. In that regard, you state that "TOA-Shoko is a part of a joint venture with BJK Global Ltd" and that you "have a joint venture with BJK Global Ltd." However, Exhibit 3.8 reflects that Mr. Abe, your President, Chief Executive Officer and Director, rather than TOA-Shoko is the partner in such joint venture. Exhibit 3.7 indicates that TOA-Shoko is an exclusive supplier for BJK Global.

Schedule of Operations/Profit Structure from Sale of Homes, page 17

15.   In addition to your tabular disclosure, please provide a qualitative description of your business operations and joint venture. Please clarify, if true, that two model homes were completed in November 2013 and the status of the construction of the concrete plant by BJK. Please clarify whether the construction of the concrete plant is dependent upon any funds from TOA-Shoko.

16.   With respect to your tabular disclosures, please clarify the following:

- In the "Cost Structure" table, please clarify whether the "final price" includes the foundation.

- If TOA Shoko will receive any revenue from the foundation, please clarify in the tables.

- In the "Target of sales, revenues and profits" table, please clarify how many one-story and two-story type homes you will sell in order to achieve the "revenue from homes" indicated in the table.

- In the "Target of sales, revenues and profits" table, please explain how you calculated the "other revenue."

- In the "Target of sales, revenues and profits" table, please explain how you calculated TOA Shoko's gross profit.

Competition, page 17

17.	Please explain in better detail why your competition would be only other Japanese trading companies, particularly when the homes will be built and sold in Bangladesh and the construction materials will come from Korea.

Use of Proceeds, page 18

18.	Please revise you table to also set forth the use of proceeds if you sell only 50% and 25% of the securities offered by the company.

19.	Please clarify whether you will use any of the proceeds of this offering to pay for the offering expenses.

Selling Shareholders, page 20

20.	We note that Ayako Abe is a selling shareholder. Please disclose, if true, any relationship that Ayako Abe has with Hajime Abe.

Certain Relationships and Related Transactions, page 27

21.	Please provide all disclosures required by Item 404(d) of Regulation S-K. In this regard, we note your related note payable disclosed under "Note 5. Related Party Transactions" and advance payment disclosed under Note 6 – Subsequent Events" on page F-8. We further note that on page 16 you disclose that Mr. Abe is the chairman of and owns 20% of BJK Global Ltd, your joint venture, and is chairman and owns 49% of Dong A Sang Gong, your supplier.

Notes to Financial Statements

Note 1 – Organization and Description of Business, page F7

22.	You disclose that you entered into a stock purchase agreement with 342 Japanese shareholders wherein you sold 31,400,000 shares of common stock of the Company. Please expand your disclosure to state the terms of this agreement and clarify for us why this sale is not reflected as an equity transaction on the consolidated statement of shareholder equity (deficit) on page F5.

23.	We note you entered into a common control transaction on April 1, 2013 to acquire 100% of the equity of TOA Shoko and that you recorded a subscription receivable, which you describe as being "related to TOA Shoko's sale of stock prior to the merger." Please

> expand your disclosure to describe the nature and terms of the subscription receivable and whether the subscribers are entitled to shares of TOA Shoko or TOA Holdings, Inc.

24.   With regard to the acquisition of TOA Shoko, please clarify whether the cash consideration resulted in a difference between the proceeds received and the carrying amount of the net assets of TOA Shoko. In this regard, tell us if any cash transferred in excess of the carrying amount of the assets and liabilities of TOA Shoko should be treated as an equity transaction. Also, please explain to us why the cash consideration is not reflected in the consolidated statement of cash flows.

Note 5 – Related-Party Transactions, page F8

25.   Please expand your disclosure to describe the transaction that resulted in a related party payable to your sole officer and director. Refer to FASB ASC 850-10-50-1.

Exhibit 23.3

26.   Please file the separate report issued by your former independent accountant included in Exhibit 23.3 within the registration statement as part of your historical financial statements rather than as an exhibit.

Signatures, page 31

27.   Please revise your signature certification language to reflect the language set forth in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief